KRAMER LEVIN NAFTALIS & FRANKEL LLP


                                    December 15, 2005


VIA EDGAR AND BY FEDERAL EXPRESS

Mr. Jeffrey Gordon
Staff Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-0510

            Re:   General Kinetics Incorporated
                  Form 8-K Item 4.01 filed November 4, 2005
                  File # 1-10914
                  -----------------------------------------

Dear Mr. Gordon:

            Reference is made to the letter dated November 7, 2005 (the "Comment Letter") to Mr. Franco DeBlasio, Chief Financial Officer of General Kinetics Incorporated (the "Company"), setting forth the comments of the staff of the Securities and Exchange Commission (the "Staff") regarding the above-referenced Form 8-K filed by the Company on November 4, 2005 in connection with changes in the Company's certifying accountant.

            This letter sets forth the Company's responses to the Staff's comments. For your convenience, the Staff's comments contained in the Comment Letter have been restated below in their entirety, with the responses to each comment set forth immediately under the comment. The numbered paragraphs in this letter correspond to the numbered paragraphs of the Comment Letter. Please note that the Company has included in its Form 8-K/A ("Form 8-K/A"), which is being filed via EDGAR simultaneously with this letter, the revisions to the Form 8-K described in its responses to the Staff's comments in this letter.

            We are sending courtesy copies of this letter to you by Federal Express. In addition, for your convenience we are sending copies of the amended Form 8-K marked to show changes from the prior version.

  1. Please amend the Form 8-K to revise your disclosure to state the reports, instead of report, of your former accountant on your financial statements for the fiscal years ended May 31, 2005 and 2004 included an explanatory paragraph that noted substantial doubt about your ability to continue as a going concern.

            The Company has revised this disclosure in the Form 8-K/A.

Mr. Jeffrey Gordon
December 15, 2005
Page 2


  2. Regarding your disclosures over disagreements with your former accountants, as well as reportable events, please amend your filing to cover the interim period from the date of the last audited financial statements to October 31, 2005, the date of declination. See Item 304(a)(1)(IV) and (V) of Regulation S-K.

           The Company has revised this disclosure in the Form 8-K/A.

  3. Please amend the Form 8-K to provide the information required by Item 304(a)(1)(v) of Regulation S-K, regarding any reportable event (i.e. internal control weakness, etc.) that the former accountant advised the company of during the two most recent fiscal years and subsequent interim period through October 31, 2005.

            Other than the material weakness set forth in the original Form 8-K filing, the Company confirms that there were no other reportable events that the former accountant advised the Company of during the two most recent fiscal years and subsequent interim period through October 31, 2005.

  4. Please provide us with a schedule of your fiscal year end fourth quarter adjustments to close the books, or adjustments recorded in connection with or as a result of the audit. Clearly explain the reason for each adjustment. For each adjustment, show us the impact on pre-tax net loss. Quantify the net effect of all adjustments on pre-tax net income (loss). Also, tell us why none of the adjustments relate to prior period. Explain in detail why you believe the timing of each adjustment is appropriate.

            The Company has informed us that the following adjustments were made as a result of items identified during the fourth quarter audit:

---------------------------------------------------------------------------
 #                    Description                      DB          CR
---------------------------------------------------------------------------
 1  Deferred Compensation                           39,916.79
---------------------------------------------------------------------------
         Deferred Compensation Expense                          39,916.79
---------------------------------------------------------------------------

---------------------------------------------------------------------------
 2  Accrued Bonus For VP                            25,000.00
---------------------------------------------------------------------------
          Incentives & Bonuses Expense                          25,000.00
---------------------------------------------------------------------------

            The first identified adjustment was due to the determination that an inappropriate discount amount had been used to calculate the potential liability for deferred compensation expense for the Company's 2005 fiscal year. This adjustment resulted in an increase in the pre-tax loss of the Company but was deemed to be immaterial in prior periods.

Mr. Jeffrey Gordon
December 15, 2005
Page 3

            The second identified adjustment was the result of a review of the minutes of a meeting of the Company's Board of Directors held on October 11, 2004 in which the Board approved the award of a bonus to the Company's vice president of sales and engineering in respect of his extensive efforts on behalf of the Company, which bonus had been neither paid nor accrued prior to the Company's fiscal year end of May 31, 2005. This adjustment resulted in an increase in the pre-tax loss of the Company but was deemed to be immaterial in prior periods.

  5. Provide us with any letter or written communication to and from the former accountants regarding any disagreements or reportable events to management or the Audit Committee.

            We are supplementally providing the Staff with a letter, dated September 13, 2005, from BDO Seidman, LLP addressed to the Company's Audit Committee and Management regarding the reportable event described in the Form 8-K/A.

  6. To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with the statements made in your revised Form 8-K.

            The Company has requested that BDO Seidman, LLP provide a letter stating whether they agree with the statements made in the Company's Form 8-K/A. As of the date of this letter, the Company has not yet received such letter from BDO Seidman. The Company will file BDO Seidman's letter as an exhibit to an amendment to the Form 8-K/A once the Company has received such letter.

  7. When you engage a new accountant, please report the engagement in a new Form 8-K and comply with the requirements of Regulation S-K Item 304(a)(2). In making any disclosures about consultations with your new accountants, please ensure you disclose any consultations up through the date of engagement.

            The Company has noted the Staff's comment and will provide such disclosure when the new accountant has been engaged.

Mr. Jeffrey Gordon
December 15, 2005
Page 4


            In connection with responding to the Comment Letter, we are supplementally providing a written statement from the Company acknowledging the items set forth in the Comment Letter. Kindly acknowledge receipt of this letter by stamping the enclosed copy and returning it in the enclosed pre-addressed, postage pre-paid envelope. If you have any questions or comments regarding the responses set forth herein, please do not hesitate to contact me at (212) 715-9351.




                                    Sincerely,

                                    /s/ Robert Wollin
                                    -----------------
                                    Robert Wollin


Enclosure

cc: Franco DeBlasio, CFO
    General Kinetics Incorporated

[BDO LOGO]     BDO Seidman, LLP                 7101 Wisconsin Avenue, Suite 900
               Accountants and Consultants      Bethesda, Maryland 20814-4827
                                                Telephone:  (301) 654-4900
                                                Fax:  (301) 654-3567
Audit Committee and Management
General Kinetics Incorporated
Johnstown, Pennsylvania

Gentlemen:

In planning and performing our audit of the financial statements of General Kinetics Incorporated (GKI or the Company), for the year ended May 31, 2005, we considered GKI's internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control. Accordingly, our consideration of internal control would not necessarily disclose all deficiencies or material weaknesses. However, as discussed below, we noted a deficiency involving internal control that we consider to be a significant deficiency constituting a material weakness under standards of the Public Company Accounting Oversight Board.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, that adversely affects a company's ability to initiate, authorize, record, process, or report external financial data reliably in accordance with US GAAP such that there is more than a remote likelihood that a misstatement of the entity's annual or interim financial statements that is more than inconsequential will not be prevented or detected.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. We believe that the following significant deficiency constitutes a material weakness under the standards of the Public Company Accounting Oversight Board.

Since the departure of the Company's former Chief Financial Officer, in May 2005, the Company has lacked an individual who possesses an adequate level of external financial reporting skills. As a result, we provided substantial comments on the Company's May 31, 2005 10-K in order for the document to comply with Regulations S-K and S-X and US GAAP. As an example, the Company used an inappropriate discount rate to estimate its liability related to former officers' deferred compensation plans. The Company's internal accounting and finance department did not evaluate the discount rate or update it to a more appropriate rate. In addition, the Statement of Cash Flows and the discussion of cash flows in Item 7, Management's Discussion and Analysis needed significant editing. We have discussed with management and the audit committee our concerns regarding the lack of adequate resources dedicated to external financial reporting.

We strongly recommend that management seek additional resources to strengthen its controls over external financial reporting in order to resolve this weakness.

This report is intended solely for the information and use of the audit committee, management, and others within the Company is not intended to be, and should not be, used by anyone other than these specified parties.

/s/ BDO Seidman, LLP

Bethesda, Maryland
September 13, 2005

[GKI LETTERHEAD]


                                    December 15, 2005

Mr. Jeffrey Gordon
Staff Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-0510

                  Re:   General Kinetics Incorporated
                        Form 8-K Item 4.01 filed November 4, 2005
                        File # 1-10914
                        --------------

Dear Mr. Gordon:

            Reference is made to the letter dated November 7, 2005 (the "Comment Letter") to General Kinetics Incorporated (the "Company"), setting forth the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") regarding the above referenced Form 8-K filed by the Company on November 4, 2005 in connection with changes in the Company's certifying accountant.

            Pursuant to the Staff's request in the Comment Letter, the Company acknowledges that:

    o the Company is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the Staff;
    o Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings reviewed by the Staff; and
    o the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.



                                    Sincerely,


                                    /s/ Franco DeBlasio
                                    Franco DeBlasio
                                    Chief Financial Officer
                                    (Principal Accounting Officer and Principal
                                    Financial Officer)